YUKON GOLD CORPORATION, INC.
55 York Street; Site 401
Toronto, Ontario M5J 1R7

September 12, 2007

Mr. H. Roger Schwall Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Ms. Carmen Moncada-Terry United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F Street, N.E. Washington, D.C. 20549

Re:	Yukon Gold Corporation, Inc. Schedule 14A File No. 0-51068

Dear Ms. Moncada-Terry and Mr. Schwall:

Yukon Gold Corporation, Inc. (“Yukon Gold” or the “Company”) represents, agrees and acknowledges to the Securities and Exchange Commission (the “Commission”) as follows.

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its preliminary Consent Solicitation Statement filed on August 31, 2007 and its final Consent Solicitation Statement.

2.	The staff’s comments, or our changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

YUKON GOLD CORPORATION, INC.

By:	/s/ Paul A Gorman
Paul A Gorman
Chief Executive Officer

cc: Jonathan H. Gardner